Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-100832 and No. 333-92032) of Pacific Rim Mining Corp. of our report dated July 26, 2012 relating to the consolidated financial statements, which appears in this Annual Report on Form 20-F for the year ended April 30, 2012.

Chartered Accountants

Vancouver, B.C.
July 26, 2012